March 25, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn:

Heather Clark

Hugh West

Patrick Fullem

Jennifer Angelini

Re:	Big Tree Cloud Holdings Limited
Registration Statement on Form F-4
Filed March 13, 2024
File No. 333-277882

Dear Sirs and Madams:

Big Tree Cloud Holdings Limited, a Cayman Islands company (the “Company”), hereby submits to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 21, 2024 (the “Comment Letter”), with respect to the above-referenced Registration Statement on Form F-4 filed with the Commission on March 13, 2024 (the “Registration Statement”).

Concurrently with the transmission of this letter, the Company is filing Amendment No. 1 to the Registration Statement (the “Amendment”) with the Commission through EDGAR, which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment.

Registration Statement on Form F-4 filed March 13, 2024

General

1.	We note disclosure that indicates a PIPE investment is contemplated prior to effectiveness (e.g., defined terms and ownership information) and that the parties have committed to use commercially reasonable or best efforts to enter into definitive agreements to raise a PIPE investment of no less than $10 million. Please revise the relevant sections of your filing to clarify whether you have any committed PIPE investment amounts and whether the amount of the PIPE investment is dependent upon redemptions. Additionally revise to clarify whether the PIPE investment is a closing condition and discuss the consequences if the business combination is consummated without additional financing. Disclose how you will notify securityholders if you enter into definitive financing agreements, disclose material terms thereof, including the PIPE-related information requested by our other comments, and seek shareholder approval if required by Nasdaq rules.

Response: The Company acknowledges the Staff’s comment and respectfully submits that as of the date of this submission, the Company, SPAC and Big Tree Cloud International Group Limited have not entered into any definitive agreement for any PIPE financing in connection with the Business Combination. If the parties subsequently obtain PIPE financing, prior to the special meeting of stockholders of the SPAC for the approval of the Business Combination the SPAC will notify its stockholders through subsequent proxy filings and add the PIPE Issuance Proposal (as defined in the Registration Statement) to be submitted to a vote of its stockholders in the special meeting, and/or, if such PIPE financing is obtained after the special meeting of stockholders of the SPAC, on current reports on Form 8-K. In response to the Staff’s comment, the Company has revised its disclosure on pages 5, 71 and 96 of the Amendment accordingly.

March 25, 2024

2.	If the parities will not have entered into any definitive PIPE agreements prior to effectiveness, please revise to remove the PIPE proposal or tell us why you believe it is appropriate to request shareholders to approve this proposal at this time.

Response: The Company respectfully acknowledges the Staff’s comment and has removed the PIPE Issuance Proposal and revised its disclosure regarding PIPE Investment (as defined in the Registration Statement) throughout the Amendment accordingly.

3.	Please include a form of proxy card marked as “preliminary” in your next amendment. In addition, please revise your table of contents to identify each document filed as an annex with the registration statement.

Response: The Company respectfully acknowledges the Staff’s comment, and has filed the preliminary card with the Amendment and revised the table of contents to identify each document filed as an annex accordingly.

4.	We note that your registration statement includes a number of blanks, brackets, and bullets, and that several exhibits have not yet been filed. Please provide all missing information, including exhibits, in your next amendment, or tell us when you intend to do so. Please also confirm your understanding that the staff will need sufficient time to review this information, and we may have additional comments at that time.

Response: The Company respectfully acknowledges the Staff’s comment and has revised to remove blanks, brackets and bullets throughout the Amendment. Except for Exhibit 5.2, which will be supplied in the next amendment, all other exhibits have been included in this Amendment. The Company further respectfully submits that, as certain information remains uncertain as of the date of this submission, such as information relating to the date, time and website address of the special meeting and information relating to record date of the special meeting, the Company requests to keep the brackets and blanks for such information, and will supply finalized information with subsequent prospectus and/or proxy filings.

Conduct Prior to Closing; Covenants, page 5

5.	We note your previous response to prior comment 17 from our letter dated December 15, 2023. We reissue that comment in full. Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to the PIPE Investment contemplated at the time of the business combination. Disclose if the SPAC’s sponsors, directors, officers or their affiliates will participate in the PIPE Investment.

Response: The Company acknowledges the Staff’s comment and respectfully submits that, as the Company, SPAC and Big Tree Cloud International Group Limited have not entered into any definitive agreement for any PIPE financing in connection with the Business Combination as of the date of this submission, the requested information is not available. The Company and the SPAC undertake to include the required disclosure in subsequent prospectus and/or proxy filings when such information is made available. In response to the Staff's comment, the Company has revised its disclosure on page 88 of the Amendment accordingly.

March 25, 2024

Background of the Business Combination, page 101

6.	We note your previous response to prior comment 31 from our letter dated December 15, 2023. We reissue that comment in full. Please revise this section to describe the PIPE referenced elsewhere in your registration statement. Include any discussions about the need to obtain additional financing for the combined company, and describe the negotiation and/or marketing process. Your disclosure should (i) identify the placement agent(s) for the PIPE, (ii) identify who will select potential PIPE investors, (iii) describe what relationships PIPE investors have to you, the sponsor, the SPAC, your respective affiliates, and the placement agent(s), and (iv) whether there were any valuations or other material information about you or the business combination provided to investors that have not been disclosed publicly.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 105 of the Amendment accordingly. The Company respectfully submits that, as the Company, SPAC and Big Tree Cloud International Group Limited have not entered into any definitive agreement for any PIPE financing in connection with the Business Combination as of the date of this submission, the requested information is not available. The Company and the SPAC undertake to include the required disclosure in subsequent prospectus and/or proxy filings when such information is made available.

Exhibits

7.	Please revise your exhibit index to remove the reference to “Form of opinion” with respect to Exhibits 5.2 and 8.1. In addition, please file a final tax opinion, as the opinion currently filed as Exhibit 8.1 is undated and has blanks.

Response: The Company acknowledges the Staff’s comment and has revised the exhibit index and filed an updated exhibit 8.1 accordingly.

8.	Please have Audit Alliance LLP revise their consent to also include their consent to refer to them as experts in the registration statement. In addition, the consent refers to the Draft Registration Statement when the registration statement is now public filed. Please revise.

Response: The Company acknowledges the Staff’s comment and Audit Alliance LLP has revised its consent accordingly.

March 25, 2024

Please do not hesitate to contact the undersigned at zhuwenquan@bigtreeclouds.com or the Company’s U.S. counsel, Jia Yan at 86 (021) 6103-2969 or Devin Geng at 86 (021) 6103-2971 of Paul Hastings LLP with any questions or comments regarding this letter.

Sincerely,

Big Tree Cloud Holdings Limited

By:	/s/ Wenquan Zhu
Name:	Wenquan Zhu
Title:	Chairman and Chief Executive Officer

cc:	Jia Yan, Esq., Paul Hastings LLP
Devin Geng, Esq., Paul Hastings LLP